Exhibit 12

STATEMENT SETTING FORTH THE COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES


                                                         Years Ended March 31,
(In thousands)                    1995      1994      1993      1992      1991

Income before income
  taxes                       $145,305  $  3,663  $146,579  $ 74,356  $115,959
Add fixed charges               29,277    18,906    17,125    10,409     6,409
  Earnings (as defined)       $174,582  $ 22,569  $163,704  $ 84,765  $122,368

Fixed charges
  Interest expense            $ 21,557  $ 14,305  $ 13,777  $  7,763  $  5,205
  Amortization of debt
    issuance costs               1,458       577       586         -         -
  Estimated interest
    component of rent
    expenses                     6,262     4,024     2,762     2,646     1,204
    Total fixed charges       $ 29,277  $ 18,906  $ 17,125  $ 10,409  $  6,409

Ratio of earnings to fixed
  charges                          6.0       1.2       9.6       8.1      19.1